EXHIBIT 1

IIJ Announces First Quarter Results for the Fiscal Year Ending March 31, 2009

TOKYO, Aug. 12, 2008 (PRIME NEWSWIRE) -- Internet Initiative Japan Inc. (Nasdaq:IIJI) (TSE1:3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its first quarter financial results for the fiscal year ending March 31, 2009 ("FY2008") (footnote 1).

Highlights of First Quarter FY2008 Results

  --  Revenues totaled JPY16,328 million ($153.8 million), an increase of 19.2% from 1Q07. Connectivity grew by 24.5%, Outsourcing by
      19.4% and SI by 21.4% from 1Q07 respectively.
  --  Operating income was JPY411 million ($3.9 million), a decrease of 40.5% from 1Q07. We had losses from newly established 4 consolidated subsidiaries and a deferment of human resources related SI revenue and income.
  --  Net income was JPY169 million ($1.6 million), a decrease of
      70.4% from 1Q07. Decreased operating income and absence of capital gains from the sale of equity securities which were recorded in 1Q07 had adverse effect.
Overview of 1st Quarter FY2008 Financial Results and Business Outlook (footnote 2)

"In 1Q08, we've seen continuous demands for IT related outsourcing. Our recurring revenues from connectivity and outsourcing services, systems operation and maintenance accumulated and showed steady growth year-over-year. Systems construction was not strong as it tends to be weak in the first quarter of every fiscal year due to seasonal factor," said Koichi Suzuki, President and CEO of IIJ.

"As for the recurring revenues, they have increased by 22.5% year-over-year led by continuous needs for e-mail security and data center related outsourcing services. Also, demands for anti-DDoS service are gradually arising and system operation and maintenance followed by the completion of SI project in the previous quarters are accumulating. Further more, our new service launched in January 2008 called IIJ Mobile Service, a mobile data communication service for corporate use that is provided together with outsourcing services, is expanding. The growth is in line with our anticipation with approximately 10,000 contracts which make additional accumulation of our connectivity revenue hereafter. As for the systems construction, in a quarter where systems construction revenues are seasonally low, we had a deferment of human resources related SI revenue and income which is expected to realize with the completion of SI projects in the coming quarters. From the above and from the increase in SG&A expenses along with business expansion and loss related to newly established consolidated subsidiaries affected the decrease in operating income year-over-year."

"In the coming years, even if the Japanese economic situation worsens, network utilizations and IT related outsourcings by corporate will become indispensable. In such environment, we will make effort in maintaining our position to take in outsourcing demands with our IP related technological skills and excellent client base. Also, in addition to the growth from existing services driven by demands for network related outsourcing services, we anticipate additional growth from new business developments to contribute to revenue and income in the upcoming years."

1st Quarter FY2008 Financial Results

Results of Operations

 ---------------------------------------------------------------------
                                                              (JPY in
                 Operating Results Summary                    millions)
 ---------------------------------------------------------------------
                                         1Q08       1Q07         YoY %
                                                                change
 ---------------------------------------------------------------------
 Total Revenues                         16,328    13,696         19.2%
 ---------------------------------------------------------------------
 Total Costs                            13,303    10,942         21.6%
 ---------------------------------------------------------------------
 SG&A Expenses and R&D                   2,614     2,062         26.8%
 ---------------------------------------------------------------------
 Operating Income                          411       692       (40.5%)
 ---------------------------------------------------------------------
 Income before Income Tax Expense          310       757       (59.1%)
 ---------------------------------------------------------------------
 Net Income                                169       571       (70.4%)
 ---------------------------------------------------------------------
Revenues

Revenues in 1Q08 totaled JPY16,328 million, an increase of 19.2% from JPY13,696 million in 1Q07.

                                                             (JPY in
                                 Revenues                    millions)
 ---------------------------------------------------------------------
                                       1Q08       1Q07          YoY %
                                                               change
 ----------------------------------------------------------------------
 Total Revenues:                      16,328     13,696         19.2%
 ----------------------------------------------------------------------
  Connectivity and Outsourcing
   Services                            8,396      6,871         22.2%
 ----------------------------------------------------------------------
  SI                                   7,689      6,334         21.4%
 ----------------------------------------------------------------------
  Equipment Sales                        238        491       (51.4%)
 ----------------------------------------------------------------------
  ATM Operation Business (footnote 3)      5         --            --
 ---------------------------------------------------------------------
Connectivity and Outsourcing Services revenue were JPY8,396 million in 1Q08, an increase of 22.2% compared to 1Q07 mostly led by the following; 1) Continuous increase in outsourcing services revenues especially from email and data center related services reflecting needs for outsourcing and networking from corporate and 2) the increase in connectivity service for home use (up 98.0% YoY) due to the full contribution from hi-ho, which we acquired in June 2007, of JPY1,203 million (3 months) compared to JPY339 million in 1Q07 (1 months).

SI revenues increased by 21.4% to JPY7,689 million in 1Q08 compared to 1Q07. Systems construction was not strong (up 18.9% YoY) in 1Q08 as it tends to be weak in the first quarter of every fiscal year due to a seasonal factor in corporate spending in Japan (footnote 4). Systems operation and maintenance on the contrary increased (up 23.0% YoY) with the steady accumulation from the previous quarters.

Equipment sales revenues were JPY238 million in 1Q08, a decrease of 51.4% compared to 1Q07.

ATM Operation Business revenues were JPY5 million in 1Q08. These revenues are from Trust Networks Inc. which was established to provide and operates ATM network systems placed in designated facilities. This new business is currently under planning and preparation for business launch.

Cost and expense

Cost of revenues was JPY13,303 million in 1Q08, an increase of 21.6% compared to 1Q07.

                                                            (JPY in
                                Cost of Revenues            millions)
 ---------------------------------------------------------------------
                                      1Q08      1Q07          YoY %
                                                             change
 ---------------------------------------------------------------------
 Cost of Revenues:                   13,303    10,942         21.6%
 ---------------------------------------------------------------------
  Connectivity and Outsourcing
   Services                           7,065     5,670         24.6%
 ---------------------------------------------------------------------
  SI                                  6,024     4,849         24.2%
 ---------------------------------------------------------------------
  Equipment Sales                       199       423       (53.1%)
 ---------------------------------------------------------------------
  ATM Operation Business                 15        --           --
 ---------------------------------------------------------------------
Cost of Connectivity and Outsourcing Services revenue were JPY7,065 million in 1Q08, an increase of 24.6% compared to 1Q07 mainly due to the increase in network operation and data center related costs resulting from increase in revenue growth and the cost incurred by hi-ho (3 months).

The gross margin for connectivity and outsourcing services in 1Q08 was JPY1,331 million, an increase of 10.8% compared to 1Q07. The gross margin ratio in 1Q08 was 15.9%, compared to 17.5% in 1Q07, affected by the relatively low gross margin of hi-ho and the initial costs for new business development.

Cost of SI revenues was JPY6,024 million in 1Q08, an increase of 24.2% compared to 1Q07 mainly due to the increase in outsourcing and personnel related costs resulting from increase in revenue growth.

The gross margin for SI in 1Q08 was JPY1,665 million, an increase of 12.0% compared to 1Q07. The gross margin ratio was 21.6% compared to 23.5% in 1Q07.

Cost of Equipment Sales revenues was JPY199 million in 1Q08, a decrease of 53.1% compared to 1Q07.

The gross margin ratio for equipment sales in 1Q08 was 16.4%, compared to 13.6% in 1Q07.

Cost of ATM Operation Business revenues was JPY15 million in 1Q08. Gross margin was a loss of JPY10 million.

Sales and marketing expenses were JPY1,173 million in 1Q08, an increase of 24.9% compared to 1Q07. The increase was mainly due to the increase in personnel and advertising expenses resulting from business expansion, as well as expenses related to hi-ho of 3 months.

General and administrative expenses were JPY1,383 million in 1Q08, an increase of 29.6% compared to 1Q07. The increase was mainly due to the increase in personnel related and outsourcing expenses and rent expenses resulting from business expansion. There were also expenses related to new business from On-Demand Solutions Inc., Trust Networks Inc., GDX Japan, K.K. and IIJ Innovation Institute Inc.

Research and development expenses were JPY59 million in 1Q08, an increase of 4.4% compared to 1Q07.

Operating income

Operating income was JPY411 million in 1Q08, a decrease of 40.5% compared to 1Q07 of JPY692 million. The increase in personnel related costs from business expansion and loss from new business developments of JPY166 million offset the increase in gross margin.

Other income (expenses) and others

Other income (expenses) in 1Q08 were a net other expense of JPY102 million mainly due to interest payments of JPY106 million and as there was a net loss of JPY7 million (zero gains and impairment loss of JPY7 million) from available-for-sale securities. On the contrary, 1Q07 was net other income of JPY65 million as there were net gains of JPY142 million (sales gains of JPY214 million and impairment loss of JPY72 million) from available-for-sale securities.

Income tax expense in 1Q08 was JPY213 million mainly due to deferred tax expense of JPY127 million and the increase in income tax expenses. 1Q07 was an expense of JPY175 million.

Minority interests in losses of subsidiaries in 1Q08 were JPY55 million related to GDX Japan Inc. and Trust Networks Inc., compared to minority interests in losses of subsidiaries of JPY9 million in 1Q07.

Equity in net income of equity method investees in 1Q08 was JPY18 million, compared to equity in net loss of equity method investees of JPY20 million in 1Q07.

Net income was JPY169 million in 1Q08, a decrease of 70.4% compared to 1Q07.

Financial Condition

Balance Sheets

As of June 30, 2008, total assets decreased by JPY3,768 million from the prior year end to JPY51,934 million.

For current assets, prepaid expenses increased by JPY931 million, mainly for bonus payments to our employees and maintenance expenses related to SI projects; account receivables decreased by JPY3,346 million, each from the respective amount as of March 31, 2008. The fair value of available-for-sale securities as of June 30, 2008 increased by JPY90 million to JPY934 million compared to March 31, 2008. For current liabilities, short-term borrowings decreased by JPY1,650 million due to repayments; and accounts payable decreased by JPY1,965 million, each from the respective amount as of March 31, 2008.

Total shareholders' equity as of June 30, 2008 was JPY24,991 million and shareholder's equity ratio (shareholder's equity/total assets) as of June 30, 2008 was 48.1%.

Cash Flows

Cash and cash equivalents as of June 30, 2008 decreased by JPY1,528 million to JPY9,943 million, compared to JPY11,471 million as of March 31, 2008.

Net cash provided by operating activities in 1Q08 was JPY2,018 million, compared to net cash used in operating activities of JPY1,328 million in 1Q07. There were operating income, a decrease in accounts receivable of JPY3,328 million, an increase in inventories, prepaid expenses and other current and non current assets of JPY832 million, a decrease in accounts payable of JPY1,811 million mainly related to SI projects and a payment of JPY512 million for income taxes.

Net cash used in investing activities in 1Q08 was JPY825 million, compared to net cash used in investing activities of JPY3,520 million in 1Q07, mainly due to payment of JPY768 million for the purchase of property and equipment.

Net cash used in financing activities in 1Q08 was JPY2,695 million, compared to net cash provided by financing activities of JPY3,898 million in 1Q07, mainly due to repayments of short-term borrowing with initial maturities over three months of JPY250 million (net), principal payments under capital leases of JPY839 million and a net decrease of JPY1,400 million in short-term borrowings with initial maturities less than three months.

1st Quarter FY2008 Business Review

Analysis by Service

Connectivity and Outsourcing Services

Connectivity services revenues for corporate use increased by 4.6% compared to 1Q07 as the contracted bandwidth from IP Service increased together with the steady increase in contracts of broadband services. As for IIJ Mobile service which was launched in January 2008 was in line with our anticipation with approximately 10,000 contracts. The total contracted bandwidth increased by 91.8Gpbs to 422.1Gbps compared to 1Q07.

For connectivity services for home use, there was a full quarterly contribution to revenues from hi-ho of JPY1,203 million (3 months) compared to JPY339 million (1 months).

Outsourcing services revenues increased by 19.4% compared to 1Q07 as strong demands from email related services, data center services and internet-VPN had continued.

           Number of Contracts for Connectivity Services
 ---------------------------------------------------------------------
                                          1Q08        1Q07       YoY
                                                                Change
 ---------------------------------------------------------------------
 Connectivity Services (Corporate Use)  32,939      21,210      11,729
 ---------------------------------------------------------------------
  IP Service (-99Mbps)                     854         773          81
 ---------------------------------------------------------------------
  IP Service (100Mbps-999Mbps)             203         168          35
 ---------------------------------------------------------------------
  IP Service (1Gbps-)                       72          58          14
 ---------------------------------------------------------------------
  IIJ Data Center Connectivity Service     286         278           8
 ---------------------------------------------------------------------
  IIJ FiberAccess/F and IIJ DSL/F       24,466      18,252       6,214
 ---------------------------------------------------------------------
  Others                                 7,058       1,681       5,377
 ---------------------------------------------------------------------
 Connectivity Services (Home Use)      467,453     555,946    (88,493)
 ---------------------------------------------------------------------
  Under IIJ Brand                       49,279      54,192     (4,913)
 ---------------------------------------------------------------------
  hi-ho                                188,575     186,677       1,898
 ---------------------------------------------------------------------
  OEM (footnote 5)                     229,599     315,077    (85,478)
 ---------------------------------------------------------------------
 Total Contracted Bandwidth          422.1Gbps   330.3Gbps    91.8Gbps
 ---------------------------------------------------------------------

   Connectivity and Outsourcing Services Revenues Breakdown and Cost

                                                             (JPY in
                                                              millions)
 ---------------------------------------------------------------------
                                             1Q08     1Q07       YoY %
                                                                Change
 ---------------------------------------------------------------------
 Connectivity Service (Corporate Use)        3,110    2,973       4.6%
 ---------------------------------------------------------------------
  IP Service (footnote 6)                    2,270    2,218       2.4%
 ---------------------------------------------------------------------
  IIJ FiberAccess/F and IIJ DSL/F              713      615      15.8%
 ---------------------------------------------------------------------
  Others                                       127      140     (9.2%)
 ---------------------------------------------------------------------
 Connectivity Service (Home Use)             1,596      806      98.0%
 ---------------------------------------------------------------------
  Under IIJ Brand                              257      282     (8.8%)
 ---------------------------------------------------------------------
  hi-ho                                      1,203      339     254.7%
 ---------------------------------------------------------------------
  OEM                                          136      185    (26.5%)
 ---------------------------------------------------------------------
 Outsourcing Services                        3,690    3,092      19.4%
 ---------------------------------------------------------------------
   Total Connectivity and
    Outsourcing Services                     8,396    6,871      22.2%
 ---------------------------------------------------------------------
 Cost of Connectivity and
  Outsourcing Services                       7,065    5,670      24.6%
 ---------------------------------------------------------------------
 Backbone Cost (included in the
  cost of Connectivity and
  Outsourcing Service)                         895      819       9.3%
 ---------------------------------------------------------------------
 Connectivity and Outsourcing Services
  Gross Margin Ratio                         15.9%    17.5%         --
 ---------------------------------------------------------------------
SI

One-time revenues from systems construction in 1Q08 increased by 18.9% compared to 1Q07 and recurring revenues from systems operation and maintenance increased by 23.0% compared to 1Q07.

The order backlog for SI and equipment sales as of June 30, 2008 was JPY16,836 million, a decrease of 2.0% from the amount as of June 30, 2007. In 1Q07, we received order of a large-scaled SI project of JPY1,833 million which completed in 3Q07. The order backlog for systems construction including equipment sales decreased by 34.2% to JPY5,081 million and the order back log for systems operation and maintenance increased by 24.3% to JPY11,755 million compared to the end of 1Q07 respectively.

                                                             (JPY in
                    SI Revenue Breakdown and Cost            millions)
 ---------------------------------------------------------------------
                                             1Q08      1Q07      YoY %
                                                                Change
 ---------------------------------------------------------------------
 SI Revenues (footnote 7)                    7,689    6,334      21.4%
 ---------------------------------------------------------------------
  Systems Construction                       3,036    2,552      18.9%
 ---------------------------------------------------------------------
  Systems Operation and Maintenance          4,653    3,782      23.0%
 ---------------------------------------------------------------------
 Cost of SI                                  6,024    4,849      24.2%
 ---------------------------------------------------------------------
 SI Gross Margin Ratio                       21.6%    23.5%         --
 ---------------------------------------------------------------------
 SI and Equipment Sales Order Backlog       16,836   17,174      (2.0%)
 ---------------------------------------------------------------------

 Equipment Sales

                                                             (JPY in
                  Equipment Sales Revenue and Cost           millions)
 ---------------------------------------------------------------------
                                            1Q08     1Q07      YoY %
                                                              Change
 ---------------------------------------------------------------------
 Equipment Sales Revenues                    238      491     (51.4%)
 ---------------------------------------------------------------------
 Cost of Equipment Sales                     199      423     (53.1%)
 ---------------------------------------------------------------------
 Equipment Sales Gross Margin Ratio        16.4%    13.6%         --
 ---------------------------------------------------------------------

 ATM Operation Business

                                                             (JPY in
                ATM Operation Business Revenue and Cost      millions)
 ---------------------------------------------------------------------
                                          1Q08       1Q07       YoY %
                                                               Change
 ---------------------------------------------------------------------
 ATM Operation Business Revenues             5        --           --
 ---------------------------------------------------------------------
 Cost of ATM Operation Business             15        --           --
 ---------------------------------------------------------------------

 Other Financial Statistics

                                                              (JPY in
                          Other Financial Statistics          millions)
 ---------------------------------------------------------------------
                                          1Q08      1Q07         YoY %
                                                                Change
 ---------------------------------------------------------------------
 Adjusted EBITDA                         1,656     1,740        (4.8%)
 ---------------------------------------------------------------------
 CAPEX, including capital leases         1,831     2,232       (18.0%)
 ---------------------------------------------------------------------
 Depreciation and amortization           1,245     1,048         18.8%
 ---------------------------------------------------------------------
Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 2:

                                                             (JPY in
                         Adjusted EBITDA                     millions)
 ---------------------------------------------------------------------
                                                      1Q08       1Q07
 ---------------------------------------------------------------------
 Adjusted EBITDA                                     1,656      1,740
 ---------------------------------------------------------------------
 Depreciation and Amortization                       1,245      1,048
 ---------------------------------------------------------------------
 Operating Income                                      411        692
 ---------------------------------------------------------------------
 Other Income (Expense)                              (102)         65
 ---------------------------------------------------------------------
 Income Tax Expense                                    213        175
 ---------------------------------------------------------------------
 Minority Interests in Losses of Subsidiaries           55          9
 ---------------------------------------------------------------------
 Equity in Net Income (Loss) of Equity
  Method Investees                                      18       (20)
 ---------------------------------------------------------------------
 Net Income                                            169        571
 ---------------------------------------------------------------------
The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP in Appendix 3:

                                                             (JPY in
                                 CAPEX                       millions)
 ---------------------------------------------------------------------
                                                  1Q08            1Q07
 ---------------------------------------------------------------------
 CAPEX, including capital leases                 1,831           2,232
 ---------------------------------------------------------------------
    Acquisition of Assets by Entering into
     Capital Leases                              1,063           1,662
 ---------------------------------------------------------------------
    Purchase of Property and Equipment             768             570
 ---------------------------------------------------------------------

 Target
 ---------------------------------------------------------------------
 We maintain our initial targets for FY2008 announced on May 15, 2008

                                                             (JPY in
                                                            millions)
 ---------------------------------------------------------------------

                                                 Income before
                                                  Income Tax
                       Revenues   Operating        Expense      Net
                                   Income         (Benefit)    Income
 ---------------------------------------------------------------------
  Full FY2008           78,500      5,200           4,700       5,200
 ---------------------------------------------------------------------
Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on August 12, 2008.

About Internet Initiative Japan Inc.

Founded in 1992, Internet Initiative Japan Inc. (IIJ) (Nasdaq:IIJI) TSE1:3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

The Internet Initiative Japan Inc. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=4613

 For inquiries, contact:
 YUKO KAZAMA
 IIJ Investor Relations Office
 Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/
Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

 1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translations of Japanese yen into U.S. dollars are solely for the convenience of readers outside of Japan. The rate used for the translation was
    JPY106.17 per US$1.00, which was the noon buying rate on June 30,
    2008.

 2) From 1Q08, "Value-added Service ("VAS")" and "Other" of
    "Connectivity and VAS revenues" have been renamed to
    "Outsourcing Services". Related to this change, "Connectivity and VAS revenues" has been renamed to "Connectivity and
     Outsourcing Services revenues".

 3) From 1Q08, we have disclosed revenues and costs related to ATM
    Operation Business. ATM Operation Business revenue consists of commission received for each withdrawal transaction from a bank account and ATM operation service. The commission for each withdrawal are billed and recognized monthly. ATM operation service lends ATM machines for a contract term of one year and receives monthly fees. This service is billed and recognized monthly on a straight-line basis. Initial set up fees received in connection with ATMs operation service are deferred and recognized over the contract period.

 4) Corporate spending in Japan has the tendency to become the largest in the fourth quarter and the lowest in the first quarter as many Japanese companies have fiscal years ending in March 31.

 5) OEM services provided to other service providers.

 6) IP Service revenues include revenues from the Data Center
    Connectivity Service.

 7) From 1Q08, we have disclosed Systems integration revenue breakdown in our consolidated statements of income.

                                                      Appendix 1
                     Internet Initiative Japan Inc.
                     ------------------------------
            Quarterly Consolidated Balance Sheets (Unaudited)
            -------------------------------------------------
                 (As of June 30, 2008 and March 31, 2008)

 ------------------------------------------------------------------
                                                       As of
                        As of June 30, 2008       March 31, 2008
 ------------------------------------------------------------------
                       Thousands
                        of U.S.  Thousands        Thousands
                        Dollars   of JPY      %    of JPY     %
 ------------------------------------------------------------------
 ASSETS
 CURRENT ASSETS:
  Cash and cash
   equivalents           93,654  9,943,205       11,470,980
  Short-term
   investments               --         --           12,181
  Accounts
   receivable, net of
   allowance for
   doubtful accounts of
   JPY 18,591 thousand
   and JPY 24,677
   thousand at June 30,
   2008 and March 31,
   2008,
   respectively          83,917  8,909,504       12,255,163
  Inventories            11,164  1,185,250        1,184,160
  Prepaid expenses       27,659  2,936,607        2,005,274
  Other current assets,
   net of allowance for
   doubtful accounts of
   JPY 11,220 thousand
   and  JPY 7,470
   thousand at June 30,
   2008 and March 31,
   2008, respectively    13,923  1,478,237        1,557,869
 ------------------------------------------     ------------

    Total current
     assets             230,317 24,452,803  47.1 28,485,627  51.1
 INVESTMENTS IN AND
  ADVANCES TO EQUITY
  METHOD INVESTEES, net
  of loan loss valuation
  allowance of JPY 16,701
  thousand at June 30,
  2008 and March 31, 2008 9,162    972,744   1.9    991,237   1.8
 OTHER INVESTMENTS       23,060  2,448,326   4.7  2,363,770   4.2
 PROPERTY AND
  EQUIPMENT, net of
  accumulated
  depreciation and
  amortization of JPY
  14,316,358 thousand
  and JPY 14,029,785
  thousand at June 30,
  2008 and March 31,
  2008                  113,148 12,012,871  23.1 11,740,210  21.1
 GOODWILL                23,616  2,507,258   4.8  2,507,258   4.5
 OTHER INTANGIBLE ASSETS
  --Net                  31,843  3,380,745   6.5  3,400,117   6.1
  GUARANTEE DEPOSITS     19,599  2,080,875   4.0  2,037,165   3.7
 OTHER ASSETS, net of
  allowance for doubtful
  accounts of JPY 67,251
  thousand, JPY 64,796
  thousand at  June 30,
  2008 and March 31,
  2008, respectively     38,415  4,078,542   7.9  4,177,162   7.5

 ------------------------------------------     ------------
 TOTAL                  489,160 51,934,164 100.0 55,702,546 100.0
 ------------------------------------------     ------------
 ----------------------------------------------------------------

 -------------------------------------------------------------------
                                                         As of
                     As of June 30, 2008            March 31, 2008
 -------------------------------------------------------------------
                    Thousands
                     of U.S.   Thousands            Thousands
                     Dollars     of JPY      %       of JPY      %
 -------------------------------------------------------------------
 LIABILITIES AND
  SHAREHOLDERS'
  EQUITY
 CURRENT
  LIABILITIES:
 Short-term
  borrowings          70,641    7,500,000           9,150,000
 Capital lease
  obligations --
  current portion     31,950    3,392,140           3,455,948
 Accounts payable     55,853    5,929,863           7,895,238
 Accrued expenses      9,580    1,017,076             994,138
 Accrued retirement
  and pension costs
   --current             108       11,436              11,436
 Deferred income      14,663    1,556,795           1,552,896
 Other current
  liabilities          5,626      597,366             864,366
                     ---------------------        -----------
 Total current
  liabilities        188,421   20,004,676   38.5   23,924,022   42.9
 CAPITAL LEASE
  OBLIGATIONS --
  Noncurrent          45,783    4,860,731    9.4    4,738,359    8.5
 ACCRUED RETIREMENT
  AND PENSION COSTS
  --Noncurrent        11,060    1,174,207    2.3    1,101,951    2.0

 OTHER NONCURRENT
  LIABILITIES          6,255      664,196    1.2      663,399    1.2
                     ---------------------        -----------
 Total Liabilities   251,519   26,703,810   51.4   30,427,731   54.6
                     ---------------------        -----------
 MINORITY INTEREST     2,252      239,075    0.5      294,102    0.6
 COMMITMENTS AND
  CONTINGENCIES

 SHAREHOLDERS'
  EQUITY:
 Common-stock--
  authorized,
  377,600 shares;
  issued and
  outstanding,
  206,478 shares at
  June 30, 2008 and
  at March 31, 2008  158,556   16,833,847   32.4   16,833,847   30.2
 Additional paid-in
  capital            260,071   27,611,737   53.2   27,611,737   49.6
 Accumulated
  deficit           (184,543) (19,592,890) (37.7) (19,555,489) (35.1)
 Accumulated other
  comprehensive
  income               1,305      138,585    0.2       90,618    0.1
                    ---------------------         -----------
 Total shareholders'
  equity             235,389   24,991,279   48.1   24,980,713   44.8
                    ---------------------         -----------
 TOTAL               489,160   51,934,164  100.0   55,702,546  100.0
                    ---------------------         -----------
 -------------------------------------------------------------------

  (Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 106.17 which was the noon buying rate in New York City for cable transfers in foreign
         currencies as certified for customs purposes by the Federal
         Reserve Bank of New York prevailing as of June 30, 2008.

                                                         Appendix 2
                         Internet Initiative Japan Inc.
                         ------------------------------
           Quarterly Consolidated Statements of Income (Unaudited)
           -------------------------------------------------------
       (For the three months ended June 30, 2008 and June 30, 2007)

 -------------------------------------------------------------------
                       Three Months Ended         Three Months Ended
                          June 30, 2008            June 30, 2007
                    ------------------------------------------------
                    Thousands             % of                  %
                     of U.S.   Thousands  total   Thousands of total
                     Dollars     of JPY  revenues   of JPY  revenues
 -------------------------------------------------------------------
 REVENUES:
  Connectivity and
   outsourcing
   services:
   Connectivity
    (corporate use)    29,290   3,109,754         2,972,772
   Connectivity
    (home use)         15,035   1,596,203           806,326
   Outsourcing
    services           34,760   3,690,496         3,091,978
                    ---------------------        ----------
     Total             79,085   8,396,453         6,871,076
  Systems
   integration:
   Systems
    Construction       28,593   3,035,748         2,552,602
   Systems
    Operation and
    Maintenance        43,827   4,653,076         3,781,862
                    ---------------------        ----------
     Total             72,420   7,688,824         6,334,464
  Equipment sales       2,242     238,021           490,211
  ATM operation
   business                45       4,835                --
                    ---------------------        ----------
     Total revenues   153,792  16,328,133  100.0 13,695,751  100.0
                    ---------------------        ----------
 COST AND EXPENSES:
  Cost of
   connectivity and
   outsourcing
    services           66,545   7,065,072         5,669,522
  Cost of systems
   integration         56,741   6,024,237         4,848,884
  Cost of equipment
   sales                1,874     198,926           423,783
  Cost of ATM
   operation
   business               138      14,681                --
                    ---------------------        ----------
     Total cost       125,298  13,302,916   81.5 10,942,189   79.9
 Sales and marketing   11,046   1,172,726    7.2    939,130    6.9
 General and
  administrative       13,024   1,382,708    8.5  1,066,843    7.8
 Research and
   development            550      58,521    0.3     56,051    0.4
                    ---------------------        ----------

     Total cost and
      expenses        149,918  15,916,871   97.5 13,004,213   95.0
                    ---------------------        ----------
 OPERATING INCOME       3,874     411,262    2.5    691,538    5.0
                    ---------------------        ----------
 OTHER INCOME
  (EXPENSE):
  Interest income          75       7,956            11,212
  Interest expense     (1,000)   (106,203)          (96,908)
  Foreign exchange
   losses                 (23)     (2,403)             (926)
  Net gains on
   sales of other
   investments             --          --           213,530
  Losses on write-
   down of other
   investments            (70)     (7,391)          (71,929)
  Other--net               60       6,350            10,233
                    ---------------------        ----------
     Other
      income--net        (958)   (101,691)  (0.6)    65,212    0.5
                    ---------------------        ----------
 INCOME FROM
  OPERATIONS BEFORE
  INCOME TAX
  EXPENSE,
  MINORITY
  INTERESTS AND
  EQUITY IN NET
  INCOME (LOSS)
  OF EQUITY METHOD
  INVESTEES             2,916     309,571    1.9    756,750    5.5
                    ---------------------        ----------
 INCOME TAX EXPENSE     2,008     213,215    1.3    175,366    1.3
 MINORITY INTERESTS
  IN LOSSES OF
  SUBSIDIARIES            518      55,027    0.3      9,224    0.1
 EQUITY IN NET
  INCOME (LOSS) OF
  EQUITY METHOD
  INVESTEES               167      17,694    0.1    (19,852)  (0.1)
                    ---------------------        ----------
 NET INCOME             1,593     169,077    1.0    570,756    4.2
                    ---------------------        ----------
 --------------------------------------------------------------------

 -------------------------------------------------------------------
                                        Three Months   Three Months
                                           Ended           Ended
                                        June 30, 2008  June 30, 2007
 -------------------------------------------------------------------
 NET INCOME PER SHARE

 BASIC WEIGHTED-AVERAGE NUMBER OF
  SHARES (shares)                              206,478      205,521
 DILUTED WEIGHTED-AVERAGE NUMBER
  OF SHARES (shares)                           206,598      205,850
 BASIC WEIGHTED-AVERAGE NUMBER OF
  ADS EQUIVALENTS (ADSs)                    82,591,200   82,208,255
 DILUTED WEIGHTED-AVERAGE NUMBER
  OF ADS EQUIVALENTS (ADSs)                 82,639,332   82,340,017
 BASIC NET INCOME PER SHARE
  (U.S. Dollars / JPY / JPY)           7.71        819        2,777
 DILUTED NET INCOME PER SHARE
  (U.S. Dollars / JPY / JPY)           7.70        818        2,773
 BASIC NET INCOME PER ADS
  EQUIVALENT (U.S. Dollars / JPY /
  JPY)                                 0.02       2.05         6.94
 DILUTED NET INCOME PER ADS
  EQUIVALENT (U.S. Dollars / JPY /
  JPY)                                 0.02       2.05         6.93
 -------------------------------------------------------------------
 (Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 106.17 which was the noon
          buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal
          Reserve Bank of New York prevailing as of June 30, 2008.

 (Note 2) The above presentation for the quarter ended June 30, 2007 has been changed to conform to the current quarter (the
          quarter ended June 30, 2008) presentation.

                                                         Appendix 3
                      Internet Initiative Japan Inc.
                    ------------------------------
     Quarterly Consolidated Statements of Cash Flows (Unaudited)
     -----------------------------------------------------------
    (For the three months ended June 30, 2008 and June 30, 2007)

 -------------------------------------------------------------------
                                                             Three
                                                            Months
                                                            Ended
                                   Three Months Ended      June 30,
                                     June 30, 2008           2007
                                 -----------------------------------
                                  Thousands
                                  of U.S.     Thousands    Thousands
                                  Dollars      of JPY       of JPY
 -------------------------------------------------------------------
 OPERATING ACTIVITIES:

  Net income                         1,592     169,077     570,756
  Adjustments to reconcile net
   income to net cash provided by
   (used in) operating
   activities:
    Depreciation and amortization   11,726   1,244,913   1,047,580
    Provision for retirement and
     pension costs, less payments      681      72,256      47,414
    Provision for (reversal of)
     allowance for doubtful
     accounts and advances               7         692      (4,183)
     Loss on disposal of property
      and equipment                    280      29,688       6,628
     Net gains on sales of other
      investments -net                  --          --    (213,530)
     Losses on write-down of
      other investments                 70       7,391      71,929
     Foreign exchange losses            65       6,921       2,686
     Equity in net loss of equity
      method investees (net of
      dividend)                        119      12,686      19,852
     Minority interests in losses
      of subsidiaries                 (518)    (55,027)     (9,224)
     Deferred income tax expense     1,193     126,712     144,247
     Others                             --          --        (366)
   Changes in operating assets
    and liabilities net of
    effects from acquisition of
    business and a company
     Decrease in accounts
      receivable                    31,349   3,328,373   1,739,821
     Increase in inventories,
      prepaid expenses and other
      current and noncurrent
      assets                        (7,841)   (832,472) (2,557,479)
     Decrease in accounts payable  (17,060) (1,811,304) (2,307,593)
     Decrease in income taxes
      payable                       (3,127)   (331,972)   (680,133)
     Increase in accrued expenses,
      other current and noncurrent
      liabilities                      470      49,900     793,997
 -------------------------------------------------------------------
       Net cash provided by (used
        in) operating activities    19,006   2,017,834  (1,327,598)
 -------------------------------------------------------------------
 INVESTING ACTIVITIES:
   Purchase of property and
    equipment                       (7,234)   (768,077)   (569,590)
   Purchase of available-for-sale
    securities                          --          --    (287,609)
   Purchase of short-term and
    other investments                   --          --     (31,670)
   Proceeds from sale of short-
    term and other investments          50       5,281          --
   Purchase of subsidiary stock
    from minority shareholders                          (1,975,123)
   Proceeds from sales of
    available-for-sale securities       --          --     538,112
   Proceeds from sales and
    redemption of other
    investments                         --          --       3,310
   Acquisition of a newly
    controlled company, net of
    cash acquired                       --          --    (912,450)
   Payments of guarantee deposits     (611)    (64,863)   (266,766)
   Refund of guarantee deposits        150      15,917          --
   Payments for refundable

    insurance policies                (122)    (12,938)    (11,082)
   Other                                (1)        (52)     (6,690)
 -------------------------------------------------------------------
       Net cash used in investing
        activities                  (7,768)   (824,732) (3,519,558)
 -------------------------------------------------------------------

 -------------------------------------------------------------------
                                                             Three
                                                            Months
                                                             Ended
                                     Three Months Ended     June 30,
                                      June 30, 2008          2007
                                ------------------------------------
                                 Thousands
                                  of U.S.    Thousands    Thousands
                                 Dollars      of JPY       of JPY
 -------------------------------------------------------------------
 FINANCING ACTIVITIES:
  Proceeds from issuance of
   short-term borrowings with
   initial maturities over three
   months                          48,036    5,100,000   10,300,000
  Repayments of short-term
   borrowings with initial
   maturities over three months
   and long-term borrowings       (50,391)  (5,350,000)  (4,571,000)
  Principal payments under
   capital leases                  (7,902)    (838,935)    (774,817)
  Net decrease in short-term
   borrowings with initial
   maturities less than three
   months                         (13,186)  (1,400,000)    (750,000)
  Payment of dividends             (1,945)    (206,478)    (306,450)
 -------------------------------------------------------------------
   Net cash provided by (used
    in) financing activities      (25,388)  (2,695,413)   3,897,733
 -------------------------------------------------------------------

   EFFECT OF EXCHANGE RATE
    CHANGES ON CASH AND CASH
    EQUIVALENTS                      (239)     (25,464)      (7,173)

  NET DECREASE IN CASH AND CASH
   EQUIVALENTS                    (14,389)  (1,527,775)    (956,596)
  CASH AND CASH EQUIVALENTS,
   BEGINNING OF THE PERIOD        108,043   11,470,980   13,554,544
 -------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS,
    END OF THE PERIOD              93,654    9,943,205   12,597,948
 -------------------------------------------------------------------
 -------------------------------------------------------------------
 ADDITIONAL CASH FLOW
  INFORMATION:
 Interest paid                        988      104,913       95,500
 Income taxes paid                  4,822      511,927      725,557

 NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition of assets by
   entering into capital leases    10,014    1,063,149    1,662,475
  Purchase of minority interests
   of consolidated subsidiaries
   through share exchanges             --           --    1,012,520
  Acquisition of business and a
   company:
  Assets acquired                      --           --    1,570,720
  Cash paid                            --           --   (1,230,450)
  Liabilities assumed                  --           --      340,270
 -------------------------------------------------------------------

 (Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 106.17 which was the noon
          buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal
          Reserve Bank of New York prevailing as of June 30, 2008.
 (Note 2) The above presentation for the quarter ended June 30, 2007 has been changed to conform to the current quarter (the
          quarter ended June 30, 2008) presentation.

CONTACT:  Internet Initiative Japan Inc.
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/

  Note: The following information is provided to disclose IIJ's financial results (unaudited) for the three months ended June 30, 2008 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months Ended June 30, 2008 (“1Q08”)

[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

August 12, 2008

Company name: Internet Initiative Japan Inc.                                      Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774                                                                         URL: http://www.iij.ad.jp/

Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Director and CFO                                           TEL: (03) 5259-6500

Filing of quarterly report (Shihanki-hokokusho) to the regulatory organization in Japan: August 14, 2008 (Scheduled)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2008

(April 1, 2008 to June 30, 2008)

(1) Consolidated Results of Operations	(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Three months ended June 30, 2008	16,328	-	411	-	310	-	169	-
Three months ended June 30, 2007	13,696	10.1	692	23.7	757	(24.3)	571	(22.2)

	Basic Net Income per Share	Diluted Net Income per Share
	JPY	JPY
Three months ended June 30, 2008	818.86	818.39
Three months ended June 30, 2007	2,777.12	2,772.68

(Note)
In this document, income before income tax expense (benefit) represents income from operations before income tax expense (benefit), minority interests and equity in net loss of equity method investees in IIJ's consolidated financial statements for the three months ended June 30, 2008.

 (2) Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity as a percentage of Total Assets	Shareholders' Equity per share
	JPY millions	JPY millions	%	JPY
Three months ended June 30, 2008	51,934	24,991	48.1	121,036.03
Fiscal Year Ended March 31, 2008	55,703	24,981	44.8	120,985.87

(Note)	Shareholders’ equity, shareholders’ equity as a percentage of total assets and shareholders’ equity per share are calculated and presented in accordance with U.S. GAAP.

2. Dividends

	Dividend per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2008	-	750.00	-	1,000.00	1,750.00
Fiscal Year Ending March 31, 2009	-				2,000.00
Fiscal Year Ending March 31, 2009 (Target)		1,000.00	-	1,000.00

(Note)	Scheduled revision to dividends during the three months ended June 30, 2008: None

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2009

(April 1, 2008 through March 31, 2009)	(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)	Net Income			Basic Net Income per share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2009	34,500	15.0	1,850	1.9	1,650	(2.8)	800	(77.0)	3,875.50
Fiscal year ending March 31, 2009	78,500	17.5	5,200	9.3	4,700	7.8	5,200	0.5	25,184.28

(Note)	Changes in target of interim and year-end consolidated financial results for the fiscal year ending March 31, 2008: None

4. Others

(1) Change of Condition in Consolidated Subsidiaries during the Three Months Ended June 30, 2008
(Change of Condition in Specific Consolidated Subsidiaries with a Change of Scope of Consolidation): None

(2) Applicaton of Simplified Accounting Method or Specific Accounting Principles for the preparation of Shihanki-hokokusho : None

(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

1) Changes caused by revision of accounting standards: Yes
2) Others: Yes

(note)From 1Q08, “Value-added Service Revenues (“VAS”)” and “Other Revenues” of “Connectivity and VAS revenues” have been renamed to “Outsourcing Services”. Related to this change, “Connectivity and VAS revenues” has been renamed to “Connectivity and Outsourcing Services revenues”.

(4) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding:

For the Three Months Ended June 30, 2008                                                           206,478 shares
For the Fiscal Year Ended March 31, 2008                                                              206,478 shares

2) The number of treasury stock:

For the Three Months Ended June 30, 2008                                                           0 shares
For the Fiscal Year Ended March 31, 2008                                                              0 shares

3) The weighted average number of shares outstanding:

For the Three Months Ended June 30, 2008                                                           206,478 shares
For the Fiscal Year Ended March 31, 2008                                                              206,240 shares

[Qualitative Information and Financial Statements]

1. Analysis of Consolidated Results of Operations

 (1) Overview of Consolidated Results for the Three Months Ended June 30, 2008 (“1Q08”)

In 1Q08, corporate earnings decreased, capital expenditures almost flattened and the recovery of the Japanese economy is at a halt with weakness seen in some parts of the economy. As for the near future, we must pay attention to the increasing risk of slow down in the Japanese economy, adversely affected by the slow down in the U.S. economy caused by the subprime mortgage crisis, the fluctuation in stock and foreign exchanges and the trend in crude oil prices.

In the data telecommunications market where IIJ Group (“the Group”) belongs to, we believe demands for network and outsourcing services will steadily continue, as it is indispensable for corporate to utilize information technology, thus we need to pay attention to corporate spending on capital expenditure, outsourcing and others.

In such market environment, the Group continued to provide connectivity and outsourcing services, system integrations as total network solution to large and medium-sized corporate users and governmental organizations. The Group also continued to actively engage in new business developments from newly established consolidated subsidiaries for mid- and long- term growth.

In 1Q08, monthly recurring revenues increased by 22.5% to JPY13,050 million compared to 1Q07 led by the continuous increase in outsourcing services related to email system and data centers and systems operation and maintenance, together with full contribution from hi-ho Inc., which we acquired in June 2007 (revenue of 3 months in 1Q08 compared to 1 months in 1Q07). Our new service called IIJ Mobile service had approximately 10,000 contracts in 1Q08, and are anticipated to increase in the coming quarters. As for the systems construction, although it had increased by 18.9% in 1Q08 year-over-year, revenues from systems construction in 1Q are the lowest in the fiscal year due to seasonality and there were increase in work in process related to personnel cost of SI which affected the gross margin for SI.

As a result, revenues in 1Q08 was JPY16,328 million, an increase of 19.2% compared to 1Q07. Operating income decreased by 40.5% to JPY411 million. There were increases in SG&A expenses along with business expansion and the loss related to newly established consolidated subsidiaries (On-Demand Solutions Inc., Trust Networks Inc., GDX Japan Inc. and IIJ Innovation Institute Inc.) of JPY166 million while revenue growth from SI were not so strong. Income before Income Tax Benefit was JPY310 million, a decrease of 59.1% compared to 1Q07 reflecting the absence of net gains from the sale of available-for-sale securities. Net income was JPY169 million in 1Q08, a decrease of 70.4% compared to 1Q07.

(2) Analysis of Results of Operations

From the three months ended June 30, 2008 (“1Q08”), “Value-added service (“VAS”)” and “Other” of “Connectivity and VAS revenues” have been renamed to “Outsourcing services”. Related to this change, “Connectivity and VAS revenues” has been renamed to “Connectivity and Outsourcing Services revenues”. We have disclosed revenues and costs for ATM Operation Business from 1Q08.

a) Revenues

Revenues for the three months ended June 30, 2008 were JPY16,328 million, an increase of 19.2% YoY.

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	YoY % Change
	JPY millions	JPY millions	%
Connectivity and Outsourcing Services	6,871	8,396	22.2
SI	6,334	7,689	21.4
Equipment sales	491	238	(51.4)
ATMs Operation Business	—	5	—
Total revenues	13,696	16,328	19.2%

Revenues from connectivity and outsourcing services were JPY8,396 million, an increase of 22.2% compared to 1Q07 mostly led by the followings; 1) Continuous increase in outsourcing services revenues especially from email and data center related services reflecting needs for outsourcing and networking from corporate and 2) the increase in connectivity service for home use (up 98.0% YoY) due to the full contribution from hi-ho, which we acquired in June 2007, of JPY1,203 million (3 months) compared to JPY339 million in 1Q07 (1 months).

SI revenues were JPY7,689 million, an increase of 21.4% compared to 1Q07. Systems construction was not strong (up 18.9% YoY) in 1Q08 as it tends to be weak in the first quarter of every fiscal year due to a seasonal factor in corporate spending in Japan . Systems operation and maintenance on the contrary increased (up 23.0% YoY) with the steady accumulation from the previous quarters.

Equipment sales revenues were JPY238 million, a decrease of 51.4% YoY.

ATM Operation Business Revenues were JPY5 million in 1Q08. These revenues are from Trust Networks Inc. which was established to provide and operates ATM network systems placed in designated facilities. This new business is currently under planning and preparation for business launch.

2)  Cost of Revenues

Cost of revenues was JPY13,303 million, an increase of 21.6% YoY.

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	YoY % Change
	JPY millions	JPY millions	%
Connectivity and Outsourcing Services	5,670	7,065	24.6
SI	4,849	6,024	24.2
Equipment sales	424	199	(53.1)
ATMs Operation Business	—	15	—
Total cost of revenues	10,942	13,303	21.6%

The cost of connectivity and outsourcing services revenues was JPY7,065 million in 1Q08, an increase of 24.6% compared to 1Q07 mainly due to the increase in network operation related, data center related and personnel related costs resulting from increase in revenue growth and the cost incurred by hi-ho (3 months).

The cost of SI revenues was JPY6,024 million in 1Q08, an increase of 24.2% compared to 1Q07 mainly due to the increase in outsourcing and personnel related costs resulting from increase in revenue growth.

The cost of equipment sales revenues was JPY199 million in 1Q08, a decrease of 53.1% compared to 1Q07 as equipment sales revenues decreased.

The cost of ATM operation business revenues was JPY15 million.

3) Sales and Marketing Expenses, General and Administrative Expenses and Research and Development

Sales and marketing expenses were JPY1,173 million in 1Q08, an increase of 24.9% compared to 1Q07. The increase was mainly due to the increase in personnel and advertising expenses resulting from business expansion, as well as expenses related to hi-ho of 3 months.

General and administrative expenses were JPY1,383 million in 1Q08, an increase of 29.6% compared to 1Q07. The increase was mainly due to the increase in personnel related expense and outsourcing expenses and rent expenses resulting from business expansion. There were also expenses related to the newly established consolidated subsidiaries.

Research and development expenses were JPY59 million in 1Q08, an increase of 4.4% compared to 1Q07.

4) Operating Income

Operating income decreased by 40.5% year-over-year to JPY411 million due to the increase in SG&A expenses from business expansion and loss from new business developments of JPY166 million.

5) Other Income (Expense)

Other income (expense) in 1Q08 were a net other expense of JPY102 million (1Q07 were other income of JPY65 million) as there were net loss of JPY7 million (1Q07 was net gains of JPY142 million) from available-for-sale securities.

6) Income before Income Tax Benefit

Income before income tax benefit was JPY310 million (down 59.1% YoY) as operating income decreased and we recorded expense in other income (expense).

7) Income Tax Benefit, Minority Interests and Equity in Net Loss of Equity Method Investees

Income tax expense in 1Q08 was JPY213 million mainly due to deferred tax expense of JPY127 million and the increase in income tax expenses. 1Q07 was an expense of JPY 175 million.

Minority interests in losses of subsidiaries in 1Q08 were JPY55 million related to GDX Japan Inc. and Trust Networks Inc., compared to minority interests in losses of subsidiaries of JPY 9 million in 1Q07.

Equity in net income of equity method investees in 1Q08 was JPY18 million, compared to equity in net loss of equity method investees of JPY 20 million in 1Q07.

8) Net Income

Net income was JPY169 million in 1Q08, a decrease of 70.4% compared to 1Q07.

c. Analysis by Service

1) Internet Connectivity and Outsourcing Services

Revenues from connectivity services for corporate use were JPY3,110 million in 1Q08 (up 4.6% YoY) as the contracted bandwidth from IP Service increased together with the steady increase in contracts of broadband services. As for IIJ Mobile service which was recently introduced was in line with our anticipation with approximately 10,000 contracts.

For connectivity services for home use, there were full contribution to revenues from hi-ho of 3 months in 1Q08 compared to 1 months in 1Q07.

Outsourcing services revenues increased by 19.4% compared to 1Q07 as strong demands from email related services, data center services and internet-VPN had continued.

As a result, revenues from connectivity and outsourcing services totaled JPY8,396 million in 1Q08 (up 22.2% YoY). The gross margin was JPY1,331 million (up 10.8% YoY) and the gross margin ratio was 15.9%.

<Connectivity and Outsourcing Services Revenues Breakdown and Cost>

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	YoY % Change
	JPY millions	JPY millions	%
Connectivity and outsourcing services revenues	6,871	8,396	22.2
Connectivity service revenues (corporate use)	2,973	3,110	4.6
IP Service (including Data Center Connectivity Service)	2,218	2,270	2.4
IIJ FiberAccess/F and IIJ DSL/F (broadband services)	616	713	15.8
Others	140	127	(9.2)
Connectivity service revenues (home use)	806	1,596	98.0
Under IIJ brand	282	258	(8.8)
hi-ho	339	1,203	254.7
OEM	185	136	(26.5)
Outsourcing services revenues	3,092	3,690	19.4
Cost of connectivity and outsourcing services	5,670	7,065	24.6
Backbone cost (*1)	819	895	9.3
Gross margin ratio	17.5%	15.9%	-

<Numbers of Internet Connectivity Contracts and Total Contracted Bandwidth>

	As of June 30, 2007	As of June 30, 2008	YoY % Change
	Contracts	Contracts	Contracts
Connectivity services (corporate use)	21,210	32,939	11,729
IP Service (-99Mbps)	773	854	81
IP Service (100Mbps-999Mbps)	168	203	35
IP Service (1Gbps-)	58	72	14
IIJ Data Center Connectivity Service	278	286	8
IIJ FiberAccess/F and IIJ DSL/F	18,252	24,466	6,214
Others	1,681	7,058	5,377
Connectivity services (home use)	555,946	467,453	(88,493)
Under IIJ brand	54,192	49,279	(4,913)
hi-ho	186,677	188,575	1,898
OEM	315,077	229,599	(85,478)
Total contracted bandwidth (*1)	330.3 Gbps	422.1Gbps	91.8Gbps
(*1)
 Total contracted bandwidth is calculated by multiplying the number of contracts with the each contracted bandwidth for IP Service, IIJ Data Center Connectivity Service and IIJ FiberAccess/F and IIJ DSL/F service respectively.

2)  SI

In 1Q08, one-time revenues from systems construction totaled JPY3,036 million and recurring revenues from systems operation and maintenance totaled JPY4,653 million. Gross margin from SI were JPY1,665 million (up 12.0% YoY) and gross margin ratio was 21.6%.

The order backlog for SI and equipment sales as of June 30, 2008 was JPY16,836 million (down 2.0% YoY). In 1Q07, we received order of a large-scaled SI project of JPY1,833 million which completed in 3Q07. The order backlog for systems construction including equipment sales were JPY5,081 million (down 34.2% YoY) and the order backlog for systems operation and maintenance were JPY11,755 million (up 24.3% YoY) compared to the end of 1Q07.

<SI Revenues, Cost of Revenues and Gross Margin Ratio>

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	YoY % Change
	JPY millions	JPY millions	%
SI revenues	6,334	7,689	21.4
Systems construction	2,552	3,036	18.9
Systems operation and maintenance	3,782	4,653	23.0
Cost of SI	4,849	6,024	24.2
SI gross margin ratio	23.5%	21.6%	—

SI and Equipment Sales Order Backlog	17,174	16,836	(2.0)

3)  Equipment sales

Revenues from equipment sales were JPY238 million (down 51.4% YoY). The gross margin for equipment sales was JPY39 million and the gross margin ratio increased to 16.4% from 13.6% in 1Q07.

<Equipment Sales Revenue and Cost>

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	YoY % Change
	JPY million	JPY million	%
Equipment sales revenues	491	238	(51.4)
Cost of equipment sales	423	199	(53.1)
Equipment sales gross margin ratio	13.6%	16.4%	—

4)  ATM Operation Business

Revenues from ATM Operation Business were JPY5 million. The gross margin for ATM operation business revenue were a loss of JPY10 million.

<ATM Operation Business Revenue and Cost>

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2008	YoY % Change
	JPY million	JPY million	%
ATM Operation Business revenues	—	5	—
Cost of ATM Operation Business	—	15	—

2. Analysis for Financial Condition

(1) Assets, Liabilities and Total Shareholders’ Equity

As of June 30, 2008, total assets decreased by JPY3,768 million from the prior year end to JPY51,934 million.

For current assets, prepaid expenses increased by JPY931 million, mainly for bonus payments to our employees and maintenance expenses related to SI projects; account receivables decreased by JPY3,346 million, each from the respective amount as of March 31, 2008. The fair value of available-for-sale securities as of June 30, 2008 increased by JPY90 million to JPY934 million compared to March 31, 2008. For current liabilities, short-term borrowings decreased by JPY1,650 million (net) due to repayments; and accounts payable decreased by JPY1,965 million, each from the respective amount as of March 31, 2008.

Total shareholders’ equity as of June 30, 2008 was JPY24,991 million and shareholder’s equity ratio (shareholder’s equity/total assets) as of June 30, 2008 was 48.1%.

(2) Cash Flows

Cash and cash equivalents as of June 30, 2008 decreased by JPY1,528 million to JPY9,943 million, compared to JPY11,471 million as of March 31, 2008.

(Net cash provided by operating activities)

Net cash provided by operating activities in 1Q08 was JPY2,018 million, compared to net cash used in operating activities of JPY1,328 million in 1Q07. There were; operating income, a decrease in accounts receivable of JPY3,328 million, an increase in inventories, prepaid expenses and　other current and non current assets of JPY832 million, a decrease in accounts payable of JPY1,811 million mainly related to SI projects and a payment of JPY512 million for income taxes.

(Net cash used in investing activities)

Net cash used in investing activities in 1Q08 was JPY825 million, compared to net cash used in investing activities of JPY3,520 million in 1Q07, mainly due to payment of JPY768 million for the purchase of property and equipment.

(Net cash used in financing activities)

Net cash used in financing activities in 1Q08 was JPY2,695 million, compared to net cash provided by financing activities of JPY3,898 million in 1Q07, mainly due to repayments of short-term borrowing with initial maturities over three months of JPY250 million (net), principal payments under capital leases of JPY839 million and a net decrease of JPY1,400 million in short-term borrowings with initial maturities less than three month.

3. Target for FY2008

For the near-term economic outlook, we must pay attention to the increasing risk of slow down in the Japanese economy, adversely affected by the recession in the U.S. economy caused by the subprime mortgage crisis, the fluctuation in stock and foreign exchanges and the trend in crude oil prices.

As for the Group, operating income decreased year-over-year as the increase in gross margin were weaker than the increase in SG&A expenses along with business expansion. There were a deferment of human resources related SI revenue and income which is expected to realize with the completion of SI projects in the coming quarters, in a quarter where systems construction revenues are seasonally low.

In the data telecommunications market where the Group belongs to, we believe demands for network and outsourcing services will steadily continue, as it is indispensable for corporate to utilize information technology, thus we need to pay attention to corporate spending on capital expenditure, outsourcing and others.

In such environment, we will work towards increasing recurring revenues by providing highly value-added total network solutions underlined by our IP related technological skills and make effort in increasing systems construction projects that are normally completed in the latter half of the fiscal year. From these, we will not revise our initial target for FY2008 announced on May 15, 2008.

4. Others

(1) Change of Condition in Consolidated Subsidiaries during the Three Months Ended June 30, 2008: None

(Change of Condition in Specific Consolidated Subsidiaries with the Change of Scope of Consolidation)

(2)  Adoption of Simplified Accounting Method or Specific Accounting Principles for the preparation of consolidated financial statements: None

(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

From 1Q08, has prepared its quarterly consolidated financial statements under the generally accepted accounting principles in the United States of America ("U.S. GAAP"), in accordance with the provisions of article 93 "provisions for the terminology, form, and preparation methods for consolidated financial statements" (Ministry of Finance, ordinance No. 28, 1976).

From 1Q08, IIJ adopted Statement of Financial Accounting Standards (“SFAS”) No.157, “Fair Value Measurements”. This adoption of SFAS No.157 had no material effect upon the Company’s financial position or results of operations.

From 1Q08, “Value-added Service (“VAS”)” and “Other” of “Connectivity and VAS revenues” have been renamed to “Outsourcing Services” as it is considered more suitable to combine the two together as one service to indicate clearly that they are services that are provided to customers in purpose to operate customers” information networks. Related to this change, “Connectivity and VAS revenues” has been renamed to “Connectivity and Outsourcing Services revenues”. From 1Q08, we have disclosed Systems integration revenue breakdown into “systems construction” and “systems operation” in our consolidated statements of income. From 1Q08, we have disclosed revenues and costs related to ATM Operation Business.

(4) Going Concern (Unaudited)

For the quarter ended June 30, 2008: Nothing to be reported.

(5) Segments Information (Unaudited)

For the quarter ended June 30, 2008: There is no material segment informations for the quarter.

(6) Material Changes in Shareholders Equity (Unaudited)

For the quarter ended June 30, 2008: Nothing to be reported.